SSYS Q4 2017 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ fourth quarter 2017 financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT INSTRUCTIONS].

And now, I’d like to hand the call over to Yonah Lloyd, Vice President of Investor Relations for Stratasys. Mr. Lloyd, please go ahead.

SLIDE 3&4: FLS & NON-GAAP DISCLOSURE

SPEAKER: Yonah Lloyd

Good morning, everyone, and thank you for joining us to discuss our fourth quarter financial results. On the call with us today are Ilan Levin, CEO, and Lilach Payorski, CFO of Stratasys.

I remind you that access to today's call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today's call, including access to the slide presentation, will also be available, and can be accessed through the investor section of our website.

Please note that some of the information you will hear during our discussion today will consist of forward-looking statements including, without limitation, those regarding revenue, gross margin, operating expenses, taxes and future business outlook. Actual results or trends could differ materially from our forecast. For more information, please refer to the risk factors discussed in Stratasys' annual report on Form 20-F being filed with the SEC today, along with the associated press release concerning our earnings for the 4th quarter and full year 2017. Stratasys assumes no obligation to update any forward-looking statements or information which speak as of their respective dates.

As in previous quarters, today's call will include GAAP and non-GAAP financial measures. The non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and in today’s press release.

Now I would like to turn the call over to our CEO, Ilan Levin. Ilan?

SLIDE 5: OPENING SUMMARY

SPEAKER: Ilan Levin

Thank you Yonah.

Good morning everyone, and thank you for joining today’s call.

We are pleased with our Q4 and full year results, which demonstrate traction in strengthening customer relationships and deepening penetration in our target vertical markets.

Throughout 2017, we experienced positive market reaction to new product introductions, including the F123 Series, our recently commercialized H2000 Large Part FDM 3D Production System and J700 Dental solution, and our certified specialty resin materials for advanced aerospace applications.

We are also observing positive results from our strategy of investing in specific go-to-market initiatives in our target verticals of aerospace, automotive, and healthcare, resulting in deepening customer relationships and further penetration into key accounts.

Operationally, we continued to drive operational focus and cash generation, driven by our focus on execution and alignment of resources to support our strategic roadmap.

I will return later in the call to provide you with some exciting details on these important initiatives, as well as other key developments, but first I will turn the call over to our CFO, Lilach Payorski, who will review the details of our financial results.

Lilach?

SLIDE 6&7: FINANCIAL RESULTS SUMMARY

SPEAKER: Lilach Payorski

Thank you, Ilan, and good morning, everyone.

Total revenue in the fourth quarter was $179.3 million compared to $175.3 million for the same period last year.

GAAP operating loss for the fourth quarter was $6.0 million, compared to a loss of $29.2 million for the same period last year.

Non-GAAP operating income for the fourth quarter was $13.5 million, compared to $11.6 million for the same period last year.

SLIDE 8: REVENUE

Product revenue in the fourth quarter increased by 2.5% to $129.8 million, as compared to the same period last year.

Within product revenue, system revenue for the quarter increased by 1% compared to the same period last year, driven by continued demand for our F123 Series, targeting professional rapid prototyping applications, as well as initial sales of our new J700 Dental solution, and our H2000 Large Part FDM 3D Production System.

Consumables revenue increased by 4% compared to the same period last year.

Services revenue in the fourth quarter was $49.6 million, an increase of 2% compared to the same period last year.

Within services revenue, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 7% compared to the same period last year, driven primarily by growth in our installed base of systems and improvement in our service contract attach rate.

SLIDE 9: GROSS MARGIN TRENDS

GAAP gross margin increased to 48.7% for the fourth quarter, compared to a GAAP gross margin of 47.3% for the same period last year.

Non-GAAP gross margin decreased to 52.5% for the fourth quarter, compared to 53.6% for the same period last year, driven by product mix.

Non-GAAP product gross margin decreased slightly to 58.8%, compared to 59.5% for the same period last year, also driven by product mix.

Non-GAAP services gross margin decreased to 35.9%, compared to 38.3% for same period last year.

Our services gross margin is driven by the mix between our customer service business, and our parts business whose gross margin can be impacted by the different technologies that make up the product mix in a given period.

SLIDE 10: OPERATING EXPENSES & MARGIN TRENDS

GAAP operating expenses decreased by 16.8% to $93.2 million for the fourth quarter, as compared to the same period last year.

Non-GAAP operating expenses decreased by 2.3% to $80.6 million for the fourth quarter as compared to the same period last year.

We remain pleased with the results of our efforts to execute on our long-term strategy and deepen customer engagement in our key verticals while at the same time achieving greater operating efficiencies.

SLIDE 11: BALANCE SHEET SUMMARY & CASH FLOW FROM OPERATIONS

The Company generated $21.0 million cash from operations during the fourth quarter, as compared to $26.0 million of cash generated in the fourth quarter last year.

We ended the fourth quarter with $328.8 million in cash and cash equivalents, compared to $302.8 million at the end of the third quarter of 2017.

Inventory at the end of the fourth quarter decreased to $115.7 million as compared $124.1 million at the end of the third quarter.

Accounts receivable increased to $132.7 million, compared to $120.5 million at the end of the third quarter with DSO on 12-month trailing revenue at 72.

SLIDE 12: FINANCIAL SUMMARY

To recap:

1.)	We are pleased with our fourth quarter and full year performance, and continued to make progress on our strategy of targeting high value applications in our target verticals, while maintaining financial discipline and improving profitability.
2.)	We have observed positive market reception for our new products in 2017, including the F123, J700 Dental Solution, and H2000, validating our industry specific and customer-centric approach to product development as the overall 3D printing market matures.
3.)	We continued our trend of positive cash generation from operating activities, and believe we maintain a healthy balance sheet and are well prepared to take advantage of opportunities moving forward.

I would now like to turn the call back over to Ilan.

SLIDE 13 & 14: STRATEGIC OVERVIEW

Thank you, Lilach.

As an established global leader in the application of additive technology solutions, we remain focused on advancing our customers and their industries through complete 3D printing expertise and solutions.

Our expertise in additive manufacturing is evident in the deep knowledge base and talented team that we have cultivated at Stratasys, coupled with the largest installed base of industrial printers in the industry, enabling us to develop industry and application specific solutions as well as service offerings that include our recently launched Expert Services.

Technology development at Stratasys is rooted in a process of purposeful innovation, driven by our efforts to bring the promise of additive manufacturing to new addressable markets, as well as the development of solutions that address specific, high value applications meeting our customers’ needs.

The positive market reception to such products as our F123 Series, targeting professional workgroup prototyping applications, and our recently announced J700 Dental Solution, are a testament to the impact that developing a product around a specific market need can have.

Our leadership in the additive manufacturing industry is reinforced by nearly 30 years of experience, a commitment to R&D spending resulting in over 1,200 additive technology patents and patents pending, and a deepening focus on customer relationships that has resulted in strategic partnerships with some of the largest and most ambitious companies in high requirement industries.

Our commitment to investing in R&D has resulted in two of the additive manufacturing industry’s most versatile, stable, and highly proliferated technology platforms, Fused Deposition Modeling, or FDM, and PolyJet.

FDM technology, invented by Stratasys nearly 30 years ago, is the most prominent additive manufacturing technology on the market, with use cases that range from the simplest personal desktop 3D printing experience to high end systems and materials used for production applications that include aerospace and automotive.

Our FDM technology is still evolving in new and exciting ways, as seen in our H2000 large format production system, which was initially introduced as the Infinite Build 3D Demonstrator and has recently taken a further step in our path to broader commercialization, and our Robotic Composite 3D Demonstrator, which is still in development.

Our PolyJet technology is unique in its ability to provide true multi-material, multi-color control at the voxel-level. This accessible, easy-to-use technology provides the industry gold standard in resolution and visual and tactile realism, and continues to add significant value to customers addressing applications that include medical modeling, dental, consumer goods and packaging, and advanced prototyping.

Both of these technologies have proven to be highly differentiated in the additive manufacturing market, supported by robust patent portfolios and continued innovation driving new applications and advancements.

SLIDE 15: INVESTMENT FOCUS TO EXPAND ADDRESSABLE MARKETS

As a leading provider of applied additive manufacturing solutions, we are now increasing our investments to accelerate several internally incubated projects that we believe have significant potential to expand our addressable markets.

We view the potential for FDM-based conformal printing platforms and composite materials used in additive manufacturing platforms as a long term, significant opportunity, and believe that additive manufacturing systems that offer greater printer control, and later for a platform for composite and hybrid process manufacturing, will play a critical role in the aerospace and automotive industries.

In late 2016 we unveiled the Robotic Composite 3D Demonstrator, an early iteration of next generation, high-end FDM-based printing for manufacturing. We are developing this platform in collaboration with Siemens as part of our strategy to develop these initiatives with close feedback from leaders in the manufacturing industry.

At IMTS in 2016 we demonstrated the potential of using eight-axes of motion control to enable greater geometric freedom, and the elimination of support structures for faster builds and reduced post processing.

We look forward to providing you an update with additional details as we progress on this innovative, proprietary platform.

Another key part of our development efforts is leveraging software development as an enabler for high value applications.

We have already made significant strides in software development, including GrabCAD Print and our more recently announced GrabCAD Voxel Print application, as well as uniquely specialized software designed to deliver highly repeatable mechanical properties included on our Fortus 900mc Aircraft Interiors Certification Solution. We look forward to further releases addressing specific high value applications as we accelerate our software development efforts.

SLIDE 16: NEW METAL PLATFORM

Building on our track record of innovation and leadership, earlier today we revealed the development of a new additive manufacturing process, designed to become a viable manufacturing technology to displace conventional methods of short run metal manufacturing.

Traditional short run metal manufacturing applications that utilize techniques such as Investment-Casting, Sand-Casting and Powder Injection Molding, are limited by high costs for tooling and labor.

The innovative Stratasys platform was developed internally over the past several years, incorporating our proprietary jetting technology. It was designed from inception to provide the values of additive manufacturing for short run production, while overcoming the limitations of currently available metal-based additive manufacturing systems.

With this new technology, we believe we will offer customers a new ability to short-run manufacture metal parts made with commonly used powder metallurgy, starting with aluminum, at an economically competitive cost-per-part and throughput, with easy to implement post processing and high part quality.

During our development efforts, we have engaged with several leading customers in our target verticals, and we expect our new platform to meaningfully expand our addressable markets for the long term and allow us to provide a highly differentiated metal additive manufacturing solution to our customers.

At this time, we are not discussing our timeline or expectations around commercialization, and we do not expect revenue associated with this new platform to be recognized in 2018.

We invite you to join us April 23rd to 26th at the RAPID + TCT 3D Printing and Additive Manufacturing Conference in Fort Worth, Texas, at booth 1104, where we will unveil further details around this exciting new additive manufacturing platform.

Now, it is my pleasure to formally introduce our new Vice President, Investor Relations, Yonah Lloyd, who will provide you greater details on our 2018 financial guidance. Yonah?

SLIDE 17: REVENUE & EARNINGS GUIDANCE

SPEAKER: Yonah Lloyd

Thank you, Ilan, and good morning everyone.

Our guidance for 2018 is as follows:

1.	Total revenue in the range of $670 to $700 million, with non-GAAP net income in the range of $16 to $27 million, or $0.30 to $0.50 per diluted share.
2.	GAAP net loss of $41 to $25 million, or ($0.75) to ($0.46) per diluted share.
3.	Non-GAAP operating margin of 4.5% to 6%.
4.	Capital expenditures projected at $40 to $50 million.

Our guidance reflects increased investments in R&D, tools, materials, and additional resources aimed at expanding our addressable markets by accelerating our development efforts for the new metal additive manufacturing platform, further advancements based on our FDM and PolyJet technologies, and specific go-to-market initiatives in order to deepen our customer engagement.

We believe that this ramp up of operating expenses as guided, will provide the basis for long term growth.

Non-GAAP earnings guidance excludes $32 to $34 million of projected amortization of intangible assets; $17 to $19 million of share-based compensation expense; and $7 to $9 million in reorganization and other related costs; and includes $4 to $5 million in tax expenses related to non-GAAP adjustments.

We maintain a relatively high estimated non-GAAP tax rate for 2018 given the ongoing non-cash valuation allowance on deferred tax assets we expect to record throughout the year. These deferred tax assets have expiration dates many years into the future, and we do anticipate being able to ultimately recognize their value to offset prospective tax liabilities.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on our net income loss, as well as significant quarter to quarter variability in our non-GAAP tax rate, the Company believes non-GAAP operating profit would be the best measure of our performance in 2018.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Operator, please open the call for questions.

SLIDE 18: Q&A

SPEAKER: Ilan Levin

Thank you for joining today’s call. We look forward to seeing you at the RAPID + TCT 3D Printing and Additive Manufacturing Conference, Booth#1104, in April, and to speaking with you again next quarter.

SLIDE 19: FINANCIAL RECONCILIATION TABLES